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SECU [barcode] N

17004651

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FEB 27 2017

Washington DC 416

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SEC FILE NUMBER
8-65293

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Joseph Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, 22nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller (917)-620-6006
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, CPA
(Name - if individual, state last, first, middle name)

100 E. Sybelia Ave. Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Capital LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Financial /Operations Principal

Title

Notary Public

SUZANNE L. PERKINS
Notary Public, State of Ohio
My Comm. Expires 02-21-2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Joseph Capital, LLC

We have audited the accompanying statement of financial condition of Joseph Capital, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Joseph Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Joseph Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

January 19, 2017

Joseph Capital LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 23,607
Other assets	4,952
Total assets	28,559
Liabilities and Member's Equity	
Accrued Expenses Payable	100
Total liabilities	100
Member's equity	28,459
Total liabilities and member's equity	$ 28,559

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Joseph Capital LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Joseph Advisors Ltd. ("Advisors").

The Company was organized primarily to originate and place private equity transactions and provide capital raising services to the hedge fund industry. In addition, it conducts a referral business which involves making trade recommendations in over-the-counter (OTC) fixed income derivative transactions, as well as sovereign securities, asset-backed securities, listed futures, and volatility products based on the aforementioned products to institutional or very high net worth customers, on a strictly discretionary basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or counterparty with which it conducts business.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

All cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.
For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, no provision for federal or state income taxes appear in the financial statements. The federal and state income tax returns are subject to examination by the taxing authorities, generally for a period of three years after the returns are filed. Therefore, tax returns filed for the years ended 2013, 2014, 2015 and 2016 are still subject to review by the revenue agencies.

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Such revenue is recorded at the time the transactions completed, fees are determinable and collection is reasonably assured

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $23,507 which exceeded the required net capital by $18,507.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

4. Concentration of Business

The Company earned 100% of its advisory fee revenues from one client in 2016.

5. **Related Party Transactions**

In 2016, The Company distributed a total of $10,000 of cash to a company under common control with its member owner. The Company also distributed $5,000 to its owner/member. These distributions, totaling $15,000, are included as a reduction of owner's equity.
In addition, the member owner paid an expense on behalf of the Company. This expense was the balance of the 2015 outside audit fee of $4500. The Company included this payment as a capital contribution in 2016.

6. **Commitments and Contingencies**

The Company does not have any commitments or contingencies.

7. **Subsequent Events**

Events have been evaluated through January 19, 2017, the date the financial statements were available to be issued